Exhibit 99.1

Virgin Atlantic Customers Can Now Buy Miles Via Customer Call Centres

Points.com Provides an Additional Method for Virgin Atlantic Flying Club Members to "Top Up" Their Account and Book the Travel Rewards They Want in a Single Phone Call

TORONTO, Oct. 15, 2012 (GLOBE NEWSWIRE) -- Points.com, the world's leading management platform for loyalty reward programs, today announced that it has expanded its partnership with the Virgin Atlantic Flying Club, a move which will offer members a new way to acquire more Flying Club miles and top up their account via a Buy Miles Call Centre. The new Call Centre program is an extension of Virgin Atlantic's online Buy Miles, Gift Miles and Transfer Miles programs, and enables customers to purchase any additional miles they need on the telephone at the same time they are shopping for flights.

In spite of the rapid growth of online services, a significant portion of travel booking and award redemption activity worldwide is still handled through Customer Service Call Centres. Some loyalty program members are simply more comfortable talking to a service representative to make their travel plans. Points.com has developed a solution for Virgin that lets Flying Club members get what they want even when they are not online.

This new feature developed by Points.com enables Call Centre staff to help members purchase the additional miles they might need while they are shopping for reward travel. The complete process of selecting rewards and purchasing miles can be completed with one phone call.

This is a great opportunity for members to get a reward flight precisely when they need it and redeem enough miles for the flight they are currently booking. It also offers members with limited Internet access more ways to purchase additional miles. By the end of the year, Points.com will have four Call Centre solutions in place with its loyalty partners.

"Virgin Atlantic's new Buy Miles Call Centre is a great complement to our online Buy Miles, Gift Miles, and Transfer Miles options," said Rob MacLean, CEO of Points.com. "The Virgin Atlantic Flying Club has been a great partner of Points.com. We are now widening and deepening our relationship with them by offering another innovative product. We are excited to be able to provide Virgin Atlantic and the global loyalty marketplace even more ways to help members get immediate value from their programs."

"The Buy Miles Call Centre is a great addition to our product offerings, as it provides our loyal customers even further ways to make use of their frequent flier miles," said Alan Lias, Head of Loyalty & Ancillary Revenue Development for Virgin Atlantic. "We are expanding our affiliation with Points.com with this unique opportunity, and we will continue to partner together and find more ways to make the Flying Club the best loyalty program for our customers."

Points International Ltd. works in partnership with all loyalty and reward programs active on Points.com, and all transactions are fully approved by program operators. For more information, follow the Company on Twitter, Facebook or via the Points.com blog.

About Points International Ltd.

Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the owner and operator of Points.com, the global leader in reward currency management providing multiple eCommerce and technology solutions to the world's top loyalty brands. Points.com also manages the largest consumer rewards management platform, allowing more than 3 million users to trade, track, exchange, and redeem their loyalty points, miles, and rewards. Recently, Points International was named the 5th largest Canadian software company and the 40th largest Canadian technology company in the 2012 Branham300 list.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Further, Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com)

About Virgin Atlantic

Virgin Atlantic flies to 33 destinations worldwide including New York, Boston, Washington DC, Miami, San Francisco & Los Angeles, Delhi, Shanghai, Tokyo, Dubai and Lagos as well as many Caribbean destinations.

CONTACT:

Investor relations:
Laura Foster / Kimberly Esterkin
Addo Communications
310-829-5400
LauraF@addocommunications.com
kimberlye@addocommunications.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International 416-596-6363
martin.tongue@points.com

Media inquiries:
Sandy Perlman
points.com
416-596-6386
Sandy.perlman@points.com